

August 29, 2013

Via E-mail
Michael J. Borkowski
Chief Executive Officer
Eaton Scientific Systems, Inc.
9595 Wilshire Blvd., Suite 900
Beverly Hills, CA 90212

> **Re: Eaton Scientific Systems, Inc.**
> **Form 10-K for the fiscal year ended January 31, 2013**
> **Filed May 16, 2013**
> **File No. 000-54803**

Dear Mr. Borkowski:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended January 31, 2013

Financial Statements and Supplementary Data, page 23

Report of the Independent Registered Public Accounting Firm, page F-1

1. We have reviewed the report of your independent registered public accounting firm and have the following comments:

    - The report of Seale and Beers for the year ended January 31, 2013 does not state your auditors' opinion as to whether your financial statements materially comply with GAAP. Please amend this audit opinion to comply with Rule 2-02 of Regulation S-X and AU Section 508.

- We note that the audit opinion of Seale and Beers indicates that the periods from inception through January 31, 2012 were audited by other auditors. We note a contradictory disclosure on the face of your financial statements which indicates that the year ended January 31, 2012 is unaudited. Please amend your filing to provide audited financial statements that comply with Rule 8-02 of Regulation S-X and ASC 915-215-45-1, 915-225-45-1 and 915-230-45-1. Please also amend your filing to provide audit opinions from PCAOB registered auditors covering all periods presented in your financial statements, including the cumulative period. Also refer to comment number two in this letter.

Note 2: Summary of Significant Accounting Policies, page F-7

Principles of Consolidation, page F-7

2. We understand that you accounted for the transaction with ESSL as a reverse acquisition, and the financial statements presented for all periods are those of ESSL. We also note your statement that ESSL adopted the fiscal year end of the Registrant. We further note your statement that you have provided unaudited financial statements for the year ended January 31, 2012 solely for comparative purposes and the audited financial statements of ESSL for the year ended December 31, 2011 are incorporated by reference to the Form 8-K filed November 13, 2012. Please note that your current financial statement presentation is not permitted under our Rules. Please note that for financial statement reporting purposes, you became ESSL following the reverse acquisition. As a result, if ESSL adopted the fiscal year end of the Registrant, that was a change in your fiscal year end that was required to be reported in an Item 5.03 Form 8-K. If ESSL changed its fiscal year end from December 31 to January 31, please comply with the following comments:

- Immediately file an Item 5.03 Form 8-K containing all required disclosures.

- Tell us when the decision was made to change ESSL's fiscal year end. If the decision to change ESSL's fiscal year end was made prior to October 31, 2012 (the first periodic report containing the financial statements of ESSL), no amendment to your October 31, 2012 Form 10-Q is necessary.

- As indicated in comment number one in this letter, you must provide two years of audited financial statements within this 10-K, and you are not permitted to incorporate by reference any financial statements previously provided in Form 8-K. Please revise your financial statements accordingly. If you choose to provide audited financial statements for the 12 months ended December 31, 2011, please obtain a reaudit from a PCAOB registered audit firm. In this regard, as Stan J.H. Lee, CPA's registration was revoked by the PCAOB, you may not include its audit reports or consents in your filings with the Commission.

- Additionally, you should amend this Form 10-K to include separate audited financial statements for the transition period (January 1 through 31, 2012) so that there is no lapse in the audited periods of financial statements for ESSL that are provided to your readers. You also should provide financial statements for the one month prior year comparable period (January 1 through 31, 2011) which may be unaudited. For guidance on transition reports, please refer to Financial Reporting Release 35.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 24

3. We note that the audit report presented in your Form 10-K for the year ended January 31, 2012 was signed by GBH CPAs, PC. Please provide all disclosures required by Item 304 of Regulation S-K for your change from this independent accountant, including the required Exhibit 16 letter. In this regard, we note your disclosures concerning this matter within the Form 8-K filed on November 13, 2012. However, this change in auditors was not appropriately reported within that Form 8-K since it was not filed under Item 4.01 and since you did not file the related Exhibit 16 letter.

4. With regards to the dismissal of Stan J.H. Lee, CPA, please state whether the accountant's reports on the financial statements for either of the past two years (i.e. the years ended December 31, 2010 and 2011 as seen in the Form 8-K filed November 13, 2012) contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles, and also describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. In this regard, the modification to raise substantial doubt about your ability to continue as a going concern should be described. Please also file the related Exhibit 16 letter.

5. Please note that Item 4.01 of Form 8-K requires you to report a change in independent auditors within 4 days of the event. For example, you should have reported the dismissal of Stan J.H. Lee, CPA in an Item 4.01 Form 8-K filed no later than April 29, 2013. Please confirm that you will comply with this guidance in the future.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Michael J. Borkowski
Eaton Scientific Systems, Inc.
August 29, 2013
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief